July 6, 2006

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

**RE: Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Amendment 1 Filed June 5, 2006
Form 10-K for the period ending December 31, 2005
File No. 0-51553**

Dear Mr. Nordlicht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As requested on the last page of our letters of April 28, 2006, May 2, 2006, and May 9, 2006, we note that you have not provided a written statement from the company acknowledging that:

    ▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    As noted in our previous letters, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

2. Please file the supplemental materials provided with your June 5, 2006 letter on EDGAR.

3. In your next response letter, please ensure that all page references are correct. In many cases, the Staff has endeavored to locate disclosure you stated had been revised but no changes at all were noted on the pages cited, nor was it found on any pages surrounding the cites given. Therefore, it was unclear whether any changes had been made. In order to remove such uncertainty in the future, your response letters should ensure that all page references are correct.

4. Revise Form 10-K as of December 31, 2005 and Forms 10-Q as necessary to conform to the following comments.

5. Please provide us with a legal analysis as to how the company will comply, in the event that no business combination transaction is consummated, with the dissolution and liquidation provisions of Sections 275, 278, 280 and/or 281(b) of the Delaware General Corporation Law and disclose in the preliminary proxy the procedures that the company will undertake to comply. Also, revise the disclosure throughout the preliminary proxy to include the effect that this provision will have upon the stockholders' rights to receive

their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a state debtor/creditor and/or Federal bankruptcy proceeding by the company. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution.

6. We reissue comment 1 from our letter of April 28, 2006. We note your response, the substance of which was also noted at the time the Staff reviewed your original filing, but it does not address the issue presented in our prior letter: namely, the consequences of a failure to <u>consummate</u> the transaction with Tandem (as opposed to a failure of shareholders to approve such transaction) after the company's Certificate of Incorporation has been amended. Accordingly, we reissue.

Because the proposal to change the company's Certificate of Incorporation is not conditioned upon the consummation of the merger with Tandem, please provide affirmative, clear, and concise disclosure with respect to all consequences of a failure to consummate the proposed merger with Tandem if all three proposals contained in your Preliminary Proxy are approved, specifically including, but not limited to, the following:

- Would the company be required to submit any other proposed business combinations for IPO shareholder approval?

- Would conversion rights still be available to IPO shareholders?

- Would the time limit within which the company is required to consummate a business combination be increased?

- Would the company have unfettered control of the IPO proceeds currently in the Trust Account?

Are such results consistent with the disclosure in the company's prospectus? If not, what are the consequences to the company of such an inconsistency? Revise the proxy statement to disclose the extent to which the IPO prospectus disclosed that the business combination procedures set forth in the prospectus were subject to change.   Also, disclose the extent to which the prospectus disclosed that the charter provision prohibiting changes in those procedures could be amended by the shareholders, despite the charter's prohibition on such changes. If the prospectus did not discuss these matters, please revise the proxy statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure in the prospectus on those matters.

7. We reissue comment 2 from our letter of April 28, 2006. We note that your response was presented "in broad terms" despite the Staff's request for "an analysis of the applicability of each component of the Permanent Injunction." We further note your assertion that "the implications of the Order appear to be restraint from selling securities of an enterprise engaged in capital raising rather than the sale of one's person holdings" however you have provided no basis for such an assertion.

    Accordingly, we reissue the original comment and expand upon it by requesting that you provide a legal analysis supporting your assertion that the Order of Permanent Injunction was limited in the manner described in your letter of June 5, 2006.

    Please provide an analysis of the applicability of each component of the Order of Permanent Injunction entered in the action SECURITIES AND EXCHANGE Commission V. HARSHEL REX CHAMBERS AND JACKIE ALAN CHAMBERS in relation to each of the transactions discussed in the preliminary proxy, including the sale of both Tandem Energy Holdings and Shamrock shares.

    In addition to injunctions relating to offers to sell and offers to buy securities, we additionally note that the Order "permanently enjoin[s] and restrain[s] in connection with the purchase or sale of securities in the form of fractional undivided interests in oil and gas leases of Chambers Oil and Gas, or any other security…from directly or indirectly:

    (a) making any untrue statement of a material fact or omitting to state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading, concerning:…

    (2) amount of production to be realized from wells…"

8. We reissue comment 3 from our letter of April 28, 2006. We note that, as of your June 5, 2006 response letter (a point in time over five months after executing the merger agreement, and less than one month before potentially forfeiting a $500,000 deposit), and as subsequently confirmed during telephone discussions with the Staff on June 20, 2006 (less than 10 days before potentially forfeiting a $500,000 deposit), management had not yet obtained a line of credit in order to provide for potential conversion of the company's IPO shareholders who so elect. Since you have disclosed $105 million out of the $105.4 million contained in the company's trust account will be spent on consideration and "finder's fees" if the transaction is consummated (not inclusive of the other monetary commitments entered into by the company), it appears that, at most, approximately 1.9% of public IPO shareholders electing to convert would be able to do so. As you know, and as mentioned in comment 3 from our letter of April 28, 2006, providing for up to 19.99% appears to be one of the material terms upon which the company's IPO was sold.

Accordingly, we reissue.

Please disclose the ramifications to the company as a result of management's payment of a $500,000 deposit prior to guaranteeing a letter of credit to convert up to 19.99% of the company's IPO shareholders. We note your response that "it is the Company's intention to fully comport with the provisions of its charter" however, it would appear that management may have already taken actions contrary to the company's charter by structuring a transaction that did not (and still does not) provide for 19.99% conversion.

How does such a structure comport with Platinum's current Certificate of Incorporation? Is such a structure consistent with the disclosure in the company's prospectus? If not, what are the consequences to the company of such an inconsistency? Revise the proxy statement to disclose the extent to which the IPO prospectus disclosed that the business combination procedures set forth in the prospectus were subject to change.   If the prospectus did not discuss these matters, please revise the proxy statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure in the prospectus on those matters.

9.   We note your response to comment 4 from our letter of April 28, 2006. Please provide a detailed legal and factual analysis supporting your view that Mr. Duncan was not required to register as a broker dealer in connection with his activities.

Include in your analysis specific reference to all rules, regulations, no-action letters or telephone interpretations that you consider applicable to such determination. Specifically address how the sale of all an entity's stock, as opposed to a transfer of blocks is a factor in the analysis as your response suggests.

We note that Mr. Duncan's finder's fee is contingent upon the closing of the transaction, which suggests that it is tied to the sale of Tandem's stock. We also note that the terms of the Exclusivity Agreement between Lance Duncan and Platinum Energy Resources defines Lance Duncan as a "Broker" and, additionally provides that the agreement relates to a "potential acquisition of a Target by PER with the participation of the Broker in a brokerage capacity." We further note that the Confidentiality Agreement between Lance Duncan and Tandem Energy Holdings contemplates securities transactions and specifically references tender offers and share exchanges.

In addition, we note your disclosure on page 37 that Lance Duncan's future "consulting" role will involve "investigation of possible future acquisitions for the Company and, if warranted, introducing the parties and facilitating negotiations between the parties."

Please explain how Mr. Duncan's setting "the basic parameters of the [Tandem] transaction" does not constitute a sufficient basis for Mr. Duncan to be considered to have negotiated the sale of such securities. Additionally, please disclose in detail all of Mr. Duncan's "founding and managing various businesses in the real estate and oil and gas industries" and affirmatively state that all such activities have been included in your disclosure.

Please be advised that your response will be forwarded to the Division of Market Regulation for its concurrent review.

10. We also note the statements contained in your response to comment 4 from our letter of April 28, 2006 that Mr. Duncan "does not actually have any ownership interest in Tandem" and that "Mr. Duncan had the tacit understanding that, he would receive shares of the non-public entity, which would then be exchanged for shares of Tandem. As the financing was not obtained through the efforts of Mr. Duncan and his business acquaitances [sic], Mr. Duncan never received shares of common stock of Tandem though he may have characterized himself informally as a founder."

Please reconcile with the provisions of the letter agreement dated January 25, 2006, executed long after the transactions between Tandem Energy Holdings, Tandem Energy Company, and Shamrock Energy Company were finally consummated in June of 2005, which clearly indicate that Lance Duncan is being paid $3 million for his common stock in Tandem Energy Holdings, Inc., the public (Nevada) corporation, not simply a "release of claims" of such ownership as you have characterized it.

Additionally, please provide clear, concise, and affirmative disclosure within your preliminary proxy with respect to the complete history of Mr. Duncan's ownership of Tandem Energy Holdings, Inc. (Nevada) and its predecessor, Pacific Medical Group, Inc., including dates of acquisition and disposition, consideration paid and received, and exemptive bases for such purchases and sales.

11. We partially reissue comment 5 from our letter of April 28, 2006. No agreements relating to what you had disclosed as a share exchange in your original filing have been provided. We also note that the reference to the share exchange transaction between Tim Culp and Pacific Medical Group, Inc. has been deleted. However, we note that your response did not affirmatively state that no such exchange occurred. Please provide dated, executed copies of all agreements relating to such transaction, including all schedules, annexes, and exhibits.

12. We reissue comment 6 from our letter of April 28, 2006. We note your response that management of Tandem has no documents relating to any agreements concerning any change in control of Las Vegas Major League Sports, Inc. or Pacific Medical Group other

- Who was the attorney in Vancouver, British Columbia that Lyle Mortensen and Ronald G. Williams purchased the public shell from?

- If, as you disclose, "In February, 2005, promoters purchased Pacific Medical Group and caused its name to be changed to Tandem Energy Holdings, Inc." (apparently at the direction of Lance Duncan and the control persons of TEC and Shamrock), why would the management of Tandem have no documents relating to such change in control?

- Did your current management (the former shareholders of TEC and Shamrock) conduct no due diligence in connection with the transactions between Pacific Medical Group, TEC, and Shamrock? We note your response to comment 52 from our letter of April 28, 2006 that the principals of TEC and Shamrock negotiated with Pacific Medical Group. We also note your disclosure on page 77 that "Having concerns about the Tandem stock issued without consideration, Mr. Tim Culp advised the board of Tandem that he was unwilling himself to enter into new agreements unless the board cancelled the 20 million shares of Tandem that Mr. Mortensen had caused to be issued." These circumstances would suggest that your current management had knowledge and documentation with respect to all of Tandem and its predecessors' stock issuances.

- How, if your management had no access to such documents, did they value the shares of Tandem Energy Holdings they were to receive, especially in light of the share issuances in March 2006 which you claim to be "invalid?" We note the negative covenant entered into by Tandem Energy Holdings that it would not issue any additional shares.

- How will Tandem's counsel be able to opine, as required by the merger agreement, that "all of the outstanding securities of Tandem Energy Holdings were issued in compliance with all applicable federal and state securities and corporate laws, and none of the outstanding securities has been issued in violation of any preemptive rights, rights of first refusal, or similar rights"?

- How will Tandem's counsel be able to opine, as required by the merger agreement, that "there is no suit, action, proceeding or investigation presenting pending or, to the best of our knowledge, threatened against or affecting TEHI or any of the Major Shareholders that has or could reasonable [sic] be expected to have a Material Adverse Effect or prevent, hinder or materially delay the ability of TEHI to consummate the transactions contemplated by the Merger Agreement"?

We note that Todd Yocham (a current shareholder and member of management) executed the TEC and Shamrock acquisition agreements on behalf of Pacific Medical Group.

Accordingly, we reissue the comment and expand it. Provide the Staff with dated, executed copies of all agreements relating to any change in control of Las Vegas Major League Sports, Inc., Pacific Medical Group, Inc., and Tandem Energy Holdings, Inc. after 1996, including all schedules, annexes, and exhibits.

13. In connection with the preceding comment, please provide the Staff with a complete list of Tandem Energy Holdings, Inc. shareholders, cross-referenced with number of shares and dates of acquisition, as well as copies of Tandem Energy Holdings stock certificate books and Stock Transfer Ledgers.

14. We reissue comment 7 from our letter of April 28, 2006. We note your response, however we do not agree with your assertion that the Worm-Wolf letter is not applicable to this transaction. We note your statement that "the proposed transaction will be accomplished through a merger rather than an exchange or sale of shares for cash" however, as we quoted from the merger between Platinum and Tandem, and contrary to your assertion, the merger will be "accomplished through an exchange of all the issued and outstanding shares of capital stock of Tandem for cash." Is it your position that the shares of Tandem Energy Holdings will not be sold for consideration? If so, please account for the $102 million to be transferred to the shareholders of Tandem Energy Holdings.

Accordingly, we reissue. Revise your Preliminary Proxy in order to provide adequate disclosure setting forth the position enunciated in the letter to Ken Worm dated January 21, 2000 and how it applies to the shares of Tandem Energy Holdings, Inc. It would appear that all shares issued by Tandem Energy Holdings, Inc. prior to the June 8, 2005 consummation of the TEC and Shamrock acquisitions would be subject.

15. We note your response to comment 10 from our letter of April 28, 2006 that the information contained in the schedules and exhibits to the merger agreement is not material to an investment decision. Please provide a detailed legal and factual analysis as to why:

- the number of shares Tandem's management believes to be outstanding and the resulting uncertainty of consideration that may need to be paid, in light of the uncertainty surrounding the number of Tandem Energy Holdings shares actually outstanding as outlined in comment 12, above;

- the consideration to be paid to each of the major shareholders (as may be extrapolated from such schedules); and

- the fact that Platinum would receive an opinion from Tandem's counsel in the form contained in such schedules,

would not be material to an investment decision.

Summary of the Proxy Statement
The Parties to the Merger
Platinum, page 7

16. Please disclose how Platinum's management made its decision to offer $2.53 per share of Tandem stock when, as you state in Note 3 on page F-13, Tandem's management had arrived at a valuation of $1.55 per share only six months earlier when acquiring the TEC and Shamrock assets. Based on your response to comment 17 from our letter of April 28, 2006, we note that it appears Tandem has acquired no other significant assets since the TEC and Shamrock acquisitions.

17. We reissue comment 11 from our letter of April 28, 2006 in part. Specify in your disclosure the amount that will remain for "working capital" if full consideration is paid for the Tandem shares and $3 million is paid to Mr. Duncan. We note your response, which states that **$**102,408,000 will remain after payment for the Tandem shares. Please explain how you arrived at such number when you disclose the consideration to be paid for the Tandem shares is $102,000,000.

18. In connection with the preceding comment, we reissue comment 36 from our letter of April 28, 2006. In this section, please disclose the names of the "certain other members of management of Target have waived or will waive their right to receive forty cents ($.40) per share so that it can be allocated to the shareholders of Target who purchased

their Target Common Shares directly from Target or through brokers or dealers in open market transactions, thus giving those Shareholders Four and 50/100 Dollars ($4.50) per share." We note that it does not appear that such "certain other members" have been named anywhere in the merger agreement or the preliminary proxy. Disclose how it was determined that the "certain other members of management" would forego a portion of their pro-rata holdings in the company in order to effectuate the merger. Disclose the total amount to be paid as consideration for the merger to each of the "Major Shareholders" and "certain other members of management," taking into account those shareholders agreeing to the lesser amount, those to receive $4.50, and the payment of what you have described as "the amount required to retire the indebtedness of Tandem and its subsidiaries of approximately $42 million." If true, provide clear, concise, and affirmative disclosure that payment of such indebtedness will result in payment to the Major Shareholders for their interests in TEC and Shamrock. Disclose the consideration to be received by each of the Major Shareholders and each of the "certain other members of management."

Tandem, page 7

19. We note your responses to comments 6, 12 – 19, 52, and 105 from our letter of April 28, 2006. The circumstances surrounding the "purchase of the public shell from an attorney in Vancouver" and subsequent events are not readily apparent from either your disclosure or response letter. We also note that the form of opinion attached to the merger agreement state that 27,799,322 shares are currently issued and outstanding. In tabular format, please provide the Staff with a listing of all share issuances of Tandem Energy Holdings, Inc. by date, amount, purchaser, and basis for exemption from registration. Additionally, provide the Staff with executed, dated copies of all agreements evidencing such transactions, including all exhibits, schedules, and annexes.

Introduction of Tandem to Platinum

20. We note your response to comment 20 from our letter of April 28, 2006. Please disclose the person or persons who introduced Lance Duncan to Ronald G. Williams and Lyle J. Mortensen and date of introduction.

21. We note your disclosure that Mark Nordlicht "generally" had become aware of the existence of Tandem through "a business acquaintance," William Ritger, and a "close friend," Howard Crosby.

In this connection, we also note that Messrs. Nordlicht, Ritger, and Crosby were all significant co-investors in Vivid Learning Systems, Inc., which does not appear either as disclosure or in your response letter despite requests for disclosure from the Staff. Affirmatively disclose the dates upon which each William Ritger and Howard Crosby told Mark Nordlicht about each Pacific Medical Group, Inc., Tandem Energy Holdings, Inc., Tandem Energy Corporation, and Shamrock Energy Corporation or affirmatively disclose the latest date prior to which Mark Nordlicht had no knowledge whatsoever of such entities.

22. We note the disclosure provided in response to comment 21 from our letter of April 28, 2006. Further, we note that Messrs. Nordlicht and Crosby are both stockholders and serve on the board of directors of Platinum Diversified Mining, Inc. ("PDMI"), a SPAC listed on the London Stock Exchange and represented by the same counsel as PDMI. Please advise the Staff of Platinum Diversified Mining, Inc.'s date of incorporation, the date(s) upon which Messrs. Nordlicht and Crosby first became directors and shareholders of Platinum Diversified Mining, and provide copies of all documents, agreements, evidencing investment in PDMI prior to its listing on the London Stock Exchange AIM. Additionally, provide a complete list of PDMI shareholders from inception through the date of listing.

23. We reissue comments 21, 26, and 27 from our letter of April 28, 2006. We note your general response, however the Staff requested disclosure of <u>all</u> connections, associations, and affiliations between Mark Nordlicht, William Ritger, and Howard Crosby.

24. We note your responses to comments 22 and 23 from our letter of April 28, 2006 and reissue in part. Please provide the Staff with dated and executed copies of <u>all</u> agreements between Mr. Ritger, entities under his control or otherwise affiliated with him, and Tandem, its predecessors, and affiliates. At minimum, we note that the agreements evidencing Mr. Ritger's purchase of Tandem shares have not been provided.

25. We note your response to comment 25 from our letter of April 28, 2006. Please provide the Staff with dated and executed copies of all agreements between Mr. Crosby, entities under his control or otherwise affiliated with him, and Tandem, its predecessors, and affiliates.

<u>The Merger, page 9</u>

26. We reissue comment 28 from our letter of April 28, 2006. Your response did not address the issue raised by the Staff. Disclose how the merger may be effected so that Tandem will become a wholly-owned subsidiary of Platinum, especially in light of the several

prior shareholder bases of Tandem. Please discuss how, if shareholders of Tandem do not surrender their shares, Tandem will become a wholly-owned subsidiary of Platinum.

<u>Platinum's Recommendations to Stockholders; Reasons for the Merger, page 9</u>

27. We reissue comment 30 from our letter of April 28, 2006 in part. We note your response "that nowhere in the disclosure is there any statement that the merger consideration was 'based [solely] on oral representations.'" Through your addition of the word "solely" in the above-quoted statement, you make an argument that the Staff did not.

To reiterate the exact wording our April 28, 2006 letter:

"We note that you disclose on page 33 that:

- Mr. Duncan also provided to us detailed information concerning the oil and gas reserves located in Tandem's properties, including Tandem's belief that there were substantial reserves expected beyond the proved reserves in the Williamson report; and

- The amount of merger consideration was determined based, among other things, on Mr. Duncan's representations regarding Tandem's potential for significant additional reserves.

Please disclose the representations provided by Mr. Duncan regarding Tandem's potential for significant additional reserves. Also, please discuss how the board determined that the amount of merger consideration should be based on oral representations instead of engineering reports."

Since you have revised the text in Amendment 1, your disclosure now reads:

- "Mr. Duncan also provided to us detailed information concerning the oil and gas reserves located in Tandem's properties, including Tandem's belief that there were substantial probable reserves expected beyond the proved reserves in the Williamson report"; and

- "…the amount of merger consideration was determined based on Mr. Duncan's representations regarding Tandem's potential for significant additional <u>probable</u> reserves…"

Accordingly, we reissue in part:

Please disclose how the board determined that the amount of merger consideration should be based on oral representations with respect to probable reserves instead of engineering reports, especially in light of your own disclosure on page 22 that "Williamson Petroleum Consultants was not engaged to evaluate and prepare reports relating to the probable reserves on Tandem properties and interests as these are more uncertain than evaluations of proved reserves."

28. We note the statement contained in your response to comment 30 from our letter of April 28, 2006 that Lance Duncan's "representations related to probable reserves which, pursuant to SEC regulations, may not be contained in SEC reports or public filings and, as such, have not been disclosed publicly." However, it appears that you are disclosing that very thing throughout your original and amended filing. Please reconcile these apparently contradictory positions. Further, please see comment AA, below.

Merger Consideration, page 10

29. We note your response to comment 37 from our letter of April 28, 2006. Please advise the Staff whether any of shareholders of Tandem other than Jack Chambers is subject to a permanent injunction or consent decree relating to securities. If yes, disclose or advise why such disclosure is not necessary.

Conversion Rights, page 12

30. We reissue comment 42 from our letter of April 28, 2006. Disclose the consequences if the company's attempts to secure a line of credit to fund conversion payments is not successful. We note your response but the company does not appear to have yet secured any line of credit. Accordingly, we reissue.

31. We reissue comment 43 from our letter of April 28, 2006. Disclose the reasons why you have structured an acquisition that provides for no more than 3.7% conversion when your certificate of incorporation would require you to provide for 19.99%. We note your response referring us to your response to comment 3 however it is not responsive to the Staff's previously stated concerns. Accordingly, we reissue.

Termination, Amendment, and Waiver, page 14

32. We reissue comment 44 from our letter of April 28, 2005. Please disclose in your preliminary proxy the significance of March 22, 2005. It appears you have simply described such issues in your response letter.

33. In connection with the preceding comment, we note your response with respect to Lyle Mortensen's actions. We note that you state Lyle Mortensen was at one time the sole officer and director of Tandem. In tabular format, please advise the Staff of the names, terms, and positions of each officer and director of Tandem, Pacific Medical Group, and its predecessors since LVMS filed for bankruptcy and ceased to be a reporting company.

Risk Factors, page 21

34. We note your response to comment 52 from our letter of April 28, 2006. Please update your disclosure to the latest practicable date on this issue. Additionally, please advise the Staff as to the circumstances surrounding the securities not at issue in the Nevada lawsuit and for which certificates evidencing the shares were not returned to Tandem and cancelled. Further, please advise the Staff of the parties to the case you describe as "otherwise unrelated to Tandem." Please provide a copy of the complaint in the case filed on May 23, 2006 and all subsequent pleadings filed with the court.

35. We reissue comment 54 in part. Disclose whether Platinum's management believes the indemnification by "certain Tandem stockholders" is sufficient, and, if so, disclose the basis for such determination, including specific reference to the limitations on such indemnification as provided in the merger agreement and your disclosure that no amounts are held in escrow to support the indemnification. We note your response and disclosure that the indemnification obligations "would address" the claim of ownership however that is not the issue raised by the Staff. Are the indemnification obligations sufficient guarantee to make Tandem whole in the case of the 2.878 shares for which certificates have not been returned? What is the basis for the view of Tandem's management? Include these items as disclosure in your preliminary proxy.

36. In connection with the preceding comment, please disclose Platinum's management views and plans with respect to the issue of Tandem's capitalization. What will Platinum do if the case brought by Tandem is not successful? Has Platinum, as the indemnitee, taken over control of the case in Nevada pursuant to the terms of the merger agreement? How has this impacted Platinum and its shareholders? How will it impact Platinum and its

shareholders going forward? Has Platinum disclosed the issue to potential lenders? Has the issue affected the ability of Platinum to access lines of credit? If so, in what manner(s)?

Special Meeting of Platinum Stockholders
Platinum Fairness Opinion, page 33

37. We note your response to comment 55 from our letter of April 28, 2006 that "a representative of C.K. Cooper introduced himself to Mr. Nordlicht by telephone some time in 2004 in an unsolicited business call regarding possible transactions in which Mr. Nordlicht might be interested. As a result of such introduction, Mr. Nordlicht was familiar with C.K. Cooper and, on this basis, considered them in connection with the fairness evaluation contemplated for the transaction with Tandem." As requested previously, please include such discussion as disclosure in your preliminary proxy. Please disclose whether any of the assets now owned by Tandem, including but not limited to TEC and Shamrock, were ever among those mentioned by C.K. Cooper during any contact between C.K. Cooper and Mark Nordlicht. If so, please disclose the specific dates of such conversations.

38. Please disclose the first date upon which C.K. Cooper & Company was contacted in connection with providing a fairness opinion for the Platinum/Tandem transaction.

39. We note the disclosure on page 39: "management of Platinum recognized the benefit of a fairness opinion in the due diligence process and its importance in establishing stockholder confidence in the transaction in the stockholder approval process by providing independent support for the board's recommendation to the stockholders. As such, although a written fairness opinion had not been rendered prior to the execution of the merger agreement, the board expressed the intention to seek such an opinion at the time that the transaction and merger agreement was approved."

If "management of Platinum recognized the benefit of a fairness opinion in the due diligence process and its importance in establishing stockholder confidence in the transaction" and "the board expressed the intention to seek such an opinion at the time that the transaction and merger agreement was approved" in late January 2006, please disclose the reason(s) why Platinum management agreed to the letter agreement with C.K. Cooper on February 8, 2006 which provides that "all advice and any documents or opinions prepared or given by CKCC in connection with its engagement hereunder is for the benefit and use of the Company (but in the case of any opinion, solely the Board of Directors of the Company)" (emphasis added).

Additionally, clarify your disclosure as to the manner by which "stockholder confidence in the transaction may be established" through an opinion if the provider of the fairness opinion will not allow shareholders to rely upon such opinion.

40. We note your disclosure on page 33 that you "have also agreed to customary indemnification obligations for liabilities arising out of or relating to C.K. Cooper's engagement unless such liabilities result from C.K. Cooper's gross negligence or willful misconduct." Please provide detailed disclosure of such indemnification obligations within your preliminary proxy statement.

The Merger Proposal
Background of the Merger, page 34

41. We note your response to comment 58 from our letter of April 28, 2006. We reissue. We see no revised disclosure on page 36 which "provides greater detail in this regard." The only revision to disclosure on page 34 is to add the date "December 2004."

We note your disclosure that, of the three companies you provided a preliminary letter of intent, you decided not to proceed with the one involving a working interest in certain oil and gas properties…due to [y]our belief that although attractive, the opportunity was not appropriate…as it would not serve as a broad and solid platform for future growth." Disclose the exact date upon which such decision was arrived at. Also, disclose the difference between the opportunity presented by that company and the opportunity presented by the Tandem acquisition. Advise the Staff of the identity of such other company. You may request confidential treatment for any information supplied.

42. We reissue comment 61 from our letter of April 28, 2006. We note your direction for the Staff to refer to your responses for comments 4 and 67 but they do not address our previous comment. Accordingly, we reissue.

We note your prior disclosure on page 32 of your original filing that "Mr. Duncan had previously met with members of Tandem's management on November 12, 2005 in Tandem's Midland, Texas offices and proposed to obtain financing for the potential sale or merger of all of the outstanding stock of Tandem… On November 28, 2005, Tandem entered into a confidentiality agreement with Mr. Duncan giving him limited authority to search for financing sources under certain terms proposed by Tandem." Please clarify why Tandem wished to sell or dispose of all its outstanding stock only 5 months after completing the acquisition of Tandem Energy Corp and Shamrock.

43. We reissue comment 62 from our letter of April 28, 2006. We note your response but see no revised disclosure on page 34 suggesting the possible purchase of Tandem by Mr. Duncan. Additionally, we note that such an action by Duncan would appear to contravene the "Duncan Standstill" provisions contained in his November 28, 2005 Confidentiality Agreement with Tandem. Please explain.

   In connection with the preceding comment, clarify what was meant by the phrase "to obtain financing for" the potential sale or merger of all of the outstanding stock of Tandem. We note your disclosure on page 33 that "Mr. Duncan met with members of Tandem's management on December 28, 2005 and presented several proposals from various financing sources as well as Platinum's proposal to purchase all of the outstanding common stock of Tandem."

44. We reissue comment 65 from our letter of April 28, 2006. Your response was supplemental and the Staff requested disclosure. We note your disclosure on page 33 that the January 5, 2006 discussions "included terms relating to an independent transaction whereby Mr. Duncan, individually, would purchase certain assets from a third party, which assets would be sold to Platinum following the consummation of the merger." Disclose such assets. Disclose whether an agreement was reached with Mr. Duncan and, if not, why not. If an agreement was reached, provide the Staff with copies of any and all agreements, including exhibits and schedules.

   In connection with your response, we note that you state the transaction Mr. Duncan proposed involved the purchase of certain oil and gas leases from Millennium Resources. In light of the various entities named Millennium with which Mark Nordlicht is connected, including co-investors in various companies and significant shareholders in both Platinum Energy Resources and Platinum Diversified Mining, Inc., affirmatively disclose all connections, direct and indirect, between Mark Nordlicht and Millennium Resources. If none, affirmatively disclose that there are none.

45. We note your response to comment 66 from our letter of April 28, 2006 that "
management's view that the evaluation of proved reserves was sufficient to substantiate
the transaction and the consideration and because disclosure of probable reserve
information is violative of applicable securities regulations, management of Platinum did
not believe that further engagement of Williamson Petroleum Consultants to perform a
probable reserve evaluation was mandated."

   However, your disclosure on page 36 states that " the amount of merger consideration
   was determined based on Mr. Duncan's representations regarding Tandem's potential for
   significant additional probable reserves."

   Your response and the disclosure provided do not appear consistent. Please reconcile.

Potential for Future Growth, page 37

46. We reissue comment 69 from our letter of April 28, 2006. Your response was
supplemental and the Staff requested disclosure. Additionally, we note that your
response does not appear consistent with your disclosure as you state that management
"was unwilling" and yet "may have been willing." Accordingly, we reissue.

   We note the disclosure that Tandem informed you that "it was unwilling to invest the
   necessary capital expenditures to pursue an aggressive business plan that would involve
   tapping and extracting these [apparently undisclosed] oil and gas reserves." Please
   disclose the reasons Tandem stated for its unwillingness to invest the necessary capital.
   If Tandem provided no reasons, also disclose whether Platinum inquired as to the
   reasons. If Platinum did not inquire, disclose why it did not.

Infrastructure and Experienced Management Team, page 37

47. We note your disclosure on page 38: "Tandem's management team has specialized
knowledge and significant experience in the oil and gas E&P industry. Because of
Tandem's strong management, as well as its infrastructure, operations and drilling
equipment, the board feels that Tandem can serve as an excellent platform from which to
expand through both acquisition and development." In light of Tandem's history of loss,
please disclose the basis of Platinum's Board's statement.

Hedging and Financing Opportunities, page 38

48. We reissue comment 72 from our letter of April 28, 2006 in part. We note your supplemental response that "the preliminary report of Williamson Petroleum Consultants relied upon by C.K. Cooper in connection with its fairness analysis was as of a date later than the report relied upon by the board in making its determination regarding the proposed merger because the later report reflected an analysis of more current data and management of Platinum believed it best to provide its stockholders with a fairness opinion based upon the most current data available." However, the Staff requested disclosure on this issue. Accordingly, we reissue.

49. Additionally, and as noted above, the February 8, 2006 letter agreement with C.K. Cooper provides that "all advice and any documents or opinions prepared or given by CKCC in connection with its engagement is for the benefit and use of the Company (but in the case of any opinion, solely the Board of Directors of the Company)".

    Please disclose how management of Platinum believed it best to provide its stockholders with a fairness opinion based upon the most current data available" when the fairness opinion apparently may not be relied upon by Platinum stockholders.

Fairness Opinion, page 40

50. We reissue comment 74 from our letter of April 28, 2006. The Staff requested affirmative disclosure and your response was supplemental. Moreover, your response related to only those trades of which C.K. Cooper was "aware." C.K. Cooper and its affiliates must know which trades have been executed for their own accounts and the accounts of others. Please provide disclosure accordingly. We reissue.

    We note your disclosure on page 43 that C. K. Cooper, the firm that prepared your fairness opinion, and its affiliates "may actively trade in the equity securities of Platinum for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities." Affirmatively disclose all known trades made by C.K. Cooper in Platinum securities, including the dates, types of trades, and amounts.

Comparable Transaction Analysis, page 44

51. We reissue comment 80 from our letter of April 28, 2006. We note your response but could find no additional disclosure on page 41 (nor any other page) setting forth this

information. Accordingly, we reissue. Disclose the amount to be paid per Proved BOE for Tandem as calculated by C.K. Cooper.

The Merger Agreement
Covenants, page 51

52. We reissue comment 84 from our letter of April 28, 2006. We note your response but could find no additional disclosure on page 12, 26, or 32 (nor any other page) setting forth this information. Additionally, we note that you have not yet secured any lines of credit. Accordingly, we reissue.

We note your disclosure on page 52 with respect to the amounts to be reimbursed by Platinum to Tandem "for all capital and workover-related costs and expenditures incurred by Tandem not to exceed an average of $700,000 per month for the period from January 1, 2006 to the effective time of the merger." Please disclose how such amounts will be paid in light of the amount of "working capital" left over in Platinum's Trust Account once the consideration for Tandem stock and Broker's Fees to Lance Duncan are paid.

Unaudited Pro Forma Financial Statements, page 59

53. We have reviewed your response to comment 86 noting the company considers the historical costs of the assets acquired and liabilities assumed except for the oil and gas properties and deferred tax asset to represent the fair value. It is unclear how this accounting treatment is consistent with SFAS No. 141 particularly paragraph (37). For example, accounts receivable should be reported at present values to be received based on current interest rates less any allowance for doubtful accounts, the real estate held for development would be valued at the appraised value and property plant and equipment at replacement cost if going to be used or fair value at which it would be sold. Please revise.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Income Statement Pro Forma Notes

Note C, page 61

54. We have reviewed your response to comment 88 and noted that the company has acknowledged that this is a non recurring item that does not relate to the current transaction; therefore the comment is being reissued in its entirety. We noted your adjustment where you have eliminated stock based compensation associated with

transactions that will not result in recurring expense and to provide for continuing stock based compensation. Pro forma adjustments reflected should give effect to events that are <u>directly attributable to the specific transaction</u>, <u>factually supportable</u>, and expected to have a <u>continuing impact</u>. Further, it is not appropriate to eliminate items in arriving at pro forma results for infrequent or nonrecurring items included in the underlying historical financial statements for the registrant or other combining entities and that are not directly affected by the transaction. Please revise accordingly.

<u>2006 Long-Term Incentive Plan Proposal</u>
<u>Background, Page 68</u>

55. We reissue comment 89 from our letter of April 28, 2006. We note your response but it does not address the concerns of the Staff, as noted in comment 6, above. Accordingly, we reissue.

We note your disclosure: "Platinum's 2006 Long-Term Incentive Plan has been approved by Platinum's board of directors and the Plan will take effect upon consummation of the merger, subject to the approval of our stockholders." The Staff could find no limitation as to effectiveness contingent upon the merger contained in the Plan attached as Annex C. Please disclose the basis of your statement. See comment six, above, with respect to consequences of the merger with Tandem not being consummated.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
973-643-6500